Exhibit 99.1

500.com Limited Announces Financial Results For the Third Quarter of 2015

SHENZHEN, China, November 12, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today reported its unaudited financial results for the third quarter of 2015.

Temporary Suspension of Online Lottery Sales

Since March 2015, all provincial sports lottery administration centers to which the Company provides sports lottery sales services have temporarily suspended accepting online purchase orders for lottery products in response to the Notice related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales, (the “Self-Inspection Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

On February 24, 2015, the Company was informed by certain provincial sports lottery administration centers that, as part of their respective self-inspection processes, such provincial sports lottery administration centers planned to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. On March 2, 2015, the Company was further informed by the remaining provincial sports lottery administration centers to which it provides sports lottery sales services that they also planned to temporarily suspend accepting online purchase orders for lottery products, in response to the Self-Inspection Notice.

As a result of the provincial sport lottery administration centers’ decision to temporarily suspend accepting online lottery orders, or temporary suspension, the Company did not generate any revenue from sports lottery sales in the third quarter of 2015. As a result, the Company recorded an operating loss for the third quarter of 2015.

Third Quarter 2015 Highlights

•	Total purchase amount was nil, compared with nil for the second quarter of 2015, and RMB2,244.6 million for the third quarter of 2014.

•	Net revenues were nil, compared with nil for the second quarter of 2015, and RMB187.6 million for the third quarter of 2014.

•	Operating loss was RMB79.2 million (US$12.5 million), compared with operating loss of RMB96.4 million for the second quarter of 2015, and operating profit of RMB39.3 million for the third quarter of 2014.

•	Non-GAAP[1] operating loss was RMB44.7 million (US$7.0 million), compared with non-GAAP operating loss of RMB45.7 million for the second quarter of 2015, and non-GAAP operating profit of RMB79.3 million for the third quarter of 2014.

•	Net loss was RMB80.7 million (US$12.7 million), compared with net loss of RMB81.4 million for the second quarter of 2015, and net profit of RMB39.6 million for the third quarter of 2014.

1 Non-GAAP financial measures exclude the impact of share-based compensation expenses. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release,

Mr. Zhengming Pan, the CEO of 500.com, stated, “We voluntarily and temporarily suspended our online lottery sales operations in response to the promulgation of the Self-Inspection Notice. Such temporary and voluntary suspension materially and adversely impacted our financial and operational results for the third quarter of 2015. We want to restate that the Company was one of the two entities approved by the Ministry of Finance in 2012 to provide online lottery sales services on behalf of the China Sports Lottery Administration Center. In particular, such approval mandated that the China Sports Lottery Administration Center use its best effort to develop an online lottery sales management system as part of a pilot program for online lottery sales in China, and once such a management system is finished, the China Sports Lottery Administration Center should apply again for approval from the Ministry of Finance for official commencement of online lottery sales in China. The Company notes it has been working and will continue to work with the China Sports Lottery Administration Center to develop the management system. To the best of the Company’s knowledge, the approval by the Ministry of Finance for the Company to provide online lottery sales services on behalf of the China Sports Lottery Administration Center is valid and has not been revoked or amended as of the date of this earnings release.”

Third Quarter 2015 Operational Results

Due to the temporary suspension, no operational results were recorded and presented currently.

Third Quarter 2015 Financial Results

Net Revenues

Net revenues were nil, compared with nil for the second quarter of 2015, and RMB187.6 million for the third quarter of 2014.

Operating Expenses

Operating expenses were RMB81.4 million (US$12.8 million), representing a decrease of 45.6% from RMB149.6 million during the third quarter of 2014, and a decrease of 16.0% from RMB96.9 million during the second quarter of 2015. The year-over-year and sequential decreases were mainly due to a decrease in promotional and advertising expenses as a result of the temporary suspension, and a decrease in share-based compensation expenses associated with share options granted to the Company’s employees.

Cost of services was RMB3.4 million (US$0.5 million), representing a decrease of 79.4% from RMB16.5 million during the third quarter of 2014, and a decrease of 33.3% from RMB5.1 million during the second quarter of 2015. The year-over-year decrease was mainly due to a decline in account handling expenses related to the Company’s mobile distribution channels as a result of the temporary suspension since March 2015, and the sequential decrease was mainly due to a decrease in share-based compensation expenses associated with share options granted to the Company’s employees.

Sales and marketing expenses were RMB13.8 million (US$2.2 million), representing a decrease of 76.5% from RMB58.8 million during the third quarter of 2014, and a decrease of 27.0% from RMB18.9 million during the second quarter of 2015. The year-over-year decrease was mainly due to a decline in promotional activities as a result of the temporary suspension, as well as a decline in advertising expenses associated with the Company’s marketing campaign on TV and other media. The sequential decrease was mainly due to a decline in share-based compensation expenses associated with share options granted to the Company’s employees, as well as a decline in advertising expenses.

General and administrative expenses were RMB48.5 million (US$7.6 million), representing a decrease of 7.6% from RMB52.5 million during the third quarter of 2014, and a decrease of 12.8% from RMB55.6 million during the second quarter of 2015. The year-over-year and sequential decreases were mainly due to decreased share-based compensation expenses associated with share options granted to the Company’s employees.

Service development expenses were RMB15.6 million (US$2.5 million), representing a decrease of 15.7% from RMB18.5 million during the third quarter of 2014, and a decrease of 9.8% from RMB17.3 million during the second quarter of 2015. The year-over-year decrease was mainly due to a decline in consulting expenses, while the sequential decrease was mainly due to a decline in share-based compensation expenses associated with share options granted to the Company’s employees.

Operating Loss

Operating loss was RMB79.2 million (US$12.5 million), compared with operating profit of RMB39.3 million during the third quarter of 2014, and operating loss of RMB96.4 million during the second quarter of 2015. The Company did not generate any revenue from sports lottery sales in the third quarter of 2015 due to the temporary suspension, which materially affected operating results for the third quarter of 2015. The sequential decrease was mainly due to a decline in share-based compensation of RMB16.1 million.

Non-GAAP operating loss was RMB44.7 million (US$7.0 million), compared with non-GAAP operating profit of RMB79.3 million during the third quarter of 2014, and non-GAAP operating loss of RMB45.7 million during the second quarter of 2015.

Net Loss

Net loss was RMB80.7 million (US$12.7 million), compared with net profit of RMB39.6 million during the third quarter of 2014, and net loss of RMB81.4 million during the second quarter of 2015. The changes were primarily attributable to the material adverse impact of the temporary suspension.

Non-GAAP net loss was RMB46.1 million (US$7.3 million), compared with non-GAAP net income of RMB79.6 million during the third quarter of 2014, and non-GAAP net loss of RMB30.8 million during the second quarter of 2015.

Basic and Diluted Net Loss per ADS

Basic and diluted net loss per ADS were US$0.30 and US$0.30, respectively.

Non-GAAP basic and diluted net loss per ADS were US$0.18 and US$0.18, respectively.

Cash and Cash Equivalents

As of September 30, 2015, the Company had cash and cash equivalents of RMB652.7 million (US$102.7 million), restricted cash[2] of RMB203.9 million (US$32.1 million) and time deposits[3] of RMB991.1 million (US$155.9 million), compared with cash and cash equivalents of RMB1,136.9 million, restricted cash of RMB12.3 million and time deposits of RMB402.3 million as of June 30, 2015.

Account Receivables

As of September 30, 2015, the Company had gross account receivables of RMB27.5 million (US$4.3 million), compared with RMB30.3 million as of June 30, 2015. The Company made a bad debt provision of RMB30.3 million during the first quarter of 2015, after assessing the collectability of the account receivables. The Company subsequently collected account receivables of RMB2.8 million from two provincial sports lottery administration centers. As a result, the Company wrote back a bad debt provision of RMB2.8 million accordingly.

Prepayments and Other Current Assets

As of September 30, 2015, the balance of prepayment and other current assets was RMB24.2 million (US$3.8 million), compared with RMB51.6 million as of June 30, 2015. The balance as of September 30, 2015 mainly included: (i) the current portion of deferred expenses of RMB8.2 million (US$1.3 million); (ii) interest receivable of RMB2.5 million (US$0.4 million); (iii) receivables from third party payment service providers of RMB1.1 million (US$0.2 million); and (iv) other receivables of RMB12.4 million (US$1.9 million).

2 Restricted cash represents government grants received but pending final clearance.

3 Time deposits represent six-month fixed-interest deposits with commercial banks.

Business Outlook

The Company will not make earnings forecast until it receives clear instruction on the resumption date of online sports lottery sales from the Ministry of Finance.

Currency Convenience Translation

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.3556 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2015.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude share-based compensation expenses in our consolidated affiliated entities. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

500.com Limited
Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$"), except for number of shares)

	December 31, 2014	September 30, 2015	September 30, 2015
	RMB	RMB	US$
	Audited	Unaudited	Unaudited

ASSETS
Current assets:
Cash and cash equivalents	485,556	652,674	102,693
Restricted cash	12,669	203,887	32,080
Time deposits	415,903	991,091	155,940
Short-term investments	70,182	100,000	15,734
Accounts receivable	74,445	-	-
Prepayments and other current assets	157,887	24,193	3,807
Deferred tax assets, current portion	39,761	43,851	6,900
Total current assets	1,256,403	2,015,696	317,154

Non-current assets:
Property and equipment, net	41,075	39,311	6,185
Intangible assets, net	3,354	3,323	523
Deposits	10,071	1,187	187
Long-term investments	6,652	61,630	9,697
Deferred tax assets, non-current	343	-	-
Other non-current assets	1,794	1,836	289
Total non-current assets	63,289	107,287	16,881

TOTAL ASSETS	1,319,692	2,122,983	334,035

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	-	174,000	27,377
Accrued payroll and welfare payable	30,634	13,481	2,121
Accrued expenses and other current liabilities	117,992	74,839	11,778
Income tax payable	9,250	331	52
Total current liabilities	157,876	262,651	41,328

Non-current liabilities:
Long-term payables	44,194	43,752	6,884
Total non-current liabilities	44,194	43,752	6,884

Total liabilities	202,070	306,403	48,212

Shareholders’ Equity:
Class A ordinary shares, par value US$0.00005 per share, 700,000,000 shares authorized as of December 31, 2014 and September 30, 2015; 254,844,582 and 333,940,672 shares issued as of December 31, 2014 and September 30, 2015, respectively	85	110	17
Class B ordinary shares, par value US$0.00005 per share; 300,000,000 shares authorized as of December 31, 2014 and September 30, 2015; 96,634,529 and 84,999,159 shares issued and outstanding as of December 31, 2014 and September 30, 2015, respectively	36	32	5
Additional paid-in capital	1,106,234	1,987,539	312,722
Treasury shares	-	(8,773)	(1,380)
Accumulated other comprehensive income	22,637	63,231	9,949
Accumulated deficit	(11,370)	(225,559)	(35,490)
Total shareholders’ equity	1,117,622	1,816,580	285,823

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,319,692	2,122,983	334,035

500.com Limited
Condensed Consolidated Statements of Comprehensive Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Net Revenues	187,565	-	-	-

Operating expenses:
Cost of services	(16,507)	(5,123)	(3,395)	(534)
Sales and marketing	(58,837)	(18,884)	(13,848)	(2,179)
General and administrative	(52,475)	(55,558)	(48,535)	(7,637)
Service development expenses	(18,502)	(17,339)	(15,643)	(2,461)
Write-off of deferred offering expenses	(3,241)	-	-	-
Total operating expenses	(149,562)	(96,904)	(81,421)	(12,811)
Other operating income	3,332	874	2,329	366
Government grant	355	213	213	34
Other operating Expense	(2,377)	(568)	(363)	(57)
Operating profit (loss)	39,313	(96,385)	(79,242)	(12,468)
Interest income	3,593	3,932	6,047	951
Interest expense	(6)	-	(1,828)	(288)
Loss from equity method investments	-	(195)	(94)	(15)
Changes in fair value of the structured deposit	-	(143)	-	-
Income (loss) before income tax	42,900	(92,791)	(75,117)	(11,820)
Income tax benefit (expense)	(3,316)	11,353	(5,589)	(879)
Net income (loss)	39,584	(81,438)	(80,706)	(12,699)
Other Comprehensive Income (loss), net of tax
Foreign currency translation gain (loss)	(5,806)	(7,444)	48,852	7,686
Comprehensive Income (loss)	33,778	(88,882)	(31,854)	(5,013)

Earnings (loss) per share for Class A and Class B ordinary shares:
Basic	0.11	(0.23)	(0.19)	(0.03)
Diluted	0.11	(0.23)	(0.19)	(0.03)
Earnings (loss) per ADS*
Basic	1.14	(2.31)	(1.93)	(0.30)
Diluted	1.10	(2.31)	(1.93)	(0.30)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	348,338,793	352,320,449	418,474,696	418,474,696
Diluted	359,039,133	352,320,449	418,474,696	418,474,696

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.

500.com Limited
Reconciliation of non-GAAP results of operations measures to the nearest comparable GAAP measures
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares, per share (or ADS) data)

	Three Months Ended
	September 30, 2014	June 30, 2015	September 30, 2015	September 30, 2015
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Operating profit (loss)	39,313	(96,385)	(79,242)	(12,468)
Adjustment for share-based compensation expenses	39,971	50,652	34,590	5,442
Adjusted operating profit (loss) (non-GAAP)	79,284	(45,733)	(44,652)	(7,026)

Net income (loss)	39,584	(81,438)	(80,706)	(12,699)
Adjustment for share-based compensation expenses	39,971	50,652	34,590	5,442
Adjusted net income (loss) (non-GAAP)	79,555	(30,786)	(46,116)	(7,257)

Earnings (loss) per share for Class A and Class B ordinary shares (non-GAAP)
Basic	0.23	(0.09)	(0.11)	(0.02)
Diluted	0.22	(0.09)	(0.11)	(0.02)
Earnings (loss) per ADS* (non-GAAP)
Basic	2.28	(0.87)	(1.10)	(0.18)
Diluted	2.22	(0.87)	(1.10)	(0.18)

* American Depositary Shares, which are traded on the NYSE. Each ADS represents ten Class A ordinary shares of the Company.